1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated October 12, 2021

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2021/09/29:	Chunghwa System Integration Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use asset from the Company

99.02	Announcement on 2021/10/06:	Chunghwa Telecom to hold conference call for the third quarter 2021 results

99.03	Announcement on 2021/10/12:	Chunghwa Telecom announces its operating results for September 2021

99.04	Announcement on 2021/10/12:	September 2021 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 12, 2021

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Chunghwa System Integration Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use asset from the Company

Date of events: 2021/09/29

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City):

(1) B1F, 1F & 8F, No. 3*, Aiguo E. Rd., Da’an Dist., Taipei City

(2) 2F, 13F & 15F, No. *, Lingnan Rd., Lingya Dist., Kaohsiung City

2.	Date of occurrence of the event: 2021/09/29

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:
(1)	B1F, 1F & 8F, No. 3*, Aiguo E. Rd., Da’an Dist., Taipei City

Transaction volume: 414.94 ping

Price per unit: NT$1705.8813 per ping per month

Total transaction amount: NT$16,988,121 (including tax)

Right-of-use assets: NT$15,849,431

(2)	2F, 13F & 15F, No. *, Lingnan Rd., Lingya Dist., Kaohsiung City

Transaction volume: 593.3ping

Price per unit: NT$585.283 per ping per month

Total transaction amount: NT$31,252,320 (including tax)

Right-of-use assets: NT$26,981,194

The sum of transaction amount above: NT$48,240,441 (including tax)

The sum of right-of-use assets above: NT$42,830,625

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed): Chunghwa Telecom Co., Ltd.; parent company

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

The reason for choosing the related party as trading counterparty: For the company’s overall business planning and requirements.

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:
(1)	Delivery or payment terms: quarterly payment

Lease period: 2021/10/01~2023/09/30

Contractual restrictions and other important appointments: None

(2)	Delivery or payment terms: monthly payment

Lease period: 2021/10/01~2029/09/30

Contractual restrictions and other important appointments: Chunghwa

Telecom provides a six-month renovation period to Chunghwa System Integration without the rent and the homeowner association fee. (October 1, 2021 - March 31, 2022)

9.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Trading decision method and price reference basis: bargaining according to market conditions

Decision-making unit: Board of Directors

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Office premises

22.	Any dissenting opinions of directors to the present transaction: No

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution: 2021/09/29

25.	Date of ratification by supervisors or approval by the audit committee: 2021/09/29

26.	The transaction is to acquire a real property or right-of-use asset from a related party: Yes

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.02

Chunghwa Telecom to hold conference call for the third quarter 2021 results

Date of events: 2021/11/01

Contents:

1.	Date of institutional investor conference: 2021/11/01

2.	Time of institutional investor conference: 15:00

3.	Location of institutional investor conference: Teleconference

4.	Outline of institutional investor conference:

Please refer to https://www.cht.com.tw/chtir and http://mops.twse.com.tw after 14:30 on November 1, 2021 Taipei time for the brief information and presentation of the investor conference.

5.	Any other matters that need to be specified: Teleconference will be held during 15:00-16:00 Taipei time.

EXHIBIT 99.03

Chunghwa Telecom announces its operating results for September 2021

Date of events: 2021/10/12

Contents:

1.	Date of occurrence of the event: 2021/10/12

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter "head office" or "subsidiaries"): Head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

Chunghwa Telecom announced its unaudited operating results on a consolidated basis for September 2021:

The Company’s revenue was approximately NT$17.29 billion, income from operation was approximately NT$4.04 billion, net income attributable to stockholders of the parent was approximately NT$3.48 billion, EBITDA was approximately NT$7.24 billion and earnings per share was NT$0.45 for September 2021.

The Company’s revenue was approximately NT$150.59 billion, income from operation was approximately NT$33.83 billion, net income attributable to stockholders of the parent was approximately NT$27.15 billion, EBITDA was approximately NT$62.48 billion and earnings per share was NT$3.50 for the nine months ended September 30, 2021.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

EXHIBIT 99.04

Chunghwa Telecom

October 12, 2021

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of September 2021.

1) Sales volume (NT$ Thousand)

Period	Items	2021	2020	Changes	%
Sep.	Net sales	17,288,683	18,872,498	(-) 1,583,815	(-) 8.39%
Jan.-Sep.	Net sales	150,587,632	148,129,189	(+) 2,458,443	(+)1.66%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	500,000	2,899,230

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	0
	Fair Value	0
	The amount of unrealized gain(loss) recognized this year	-2,271

Settled Position	Total amount of contract	674,408
	The amount of realized gain(loss) recognized this year	-3,798

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	524,459
	Fair Value	-9,330
	The amount of unrealized gain(loss) recognized this year	-11,081

Settled Position	Total amount of contract	1,458,774
	The amount of realized gain(loss) recognized this year	-22,100

b Trading purpose : None